                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )

                                   ITEQ, INC.
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                               (NAME OF ISSUER)

                                  COMMON STOCK
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                        (TITLE OF CLASS OF SECURITIES)

                                   450430103
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                                (CUSIP NUMBER)

                  S. KENT ROCKWELL, 960 PENN AVENUE, SUITE 910
                 PITTSBURGH, PENNSYLVANIA 15222 (412) 392-2579
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 28, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 450430 103                            PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          S. KENT ROCKWELL
          SOCIAL SECURITY NUMBER: ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,350,501
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,350,501
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,350,501
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.07%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

On October 28, 1997, Astrotech International Corporation ("Astrotech") merged into and with ITEQ, Inc. ("ITEQ" or the "Issuer") pursuant to a Plan and Agreement of Merger dated as of June 30, 1997, by and between Astrotech and the Issuer, a copy of which is attached hereto as Exhibit A (the "Merger Agreement"). Astrotech was formerly a public company traded on the American Stock Exchange under the symbol "AIX". Pursuant to the Merger Agreement each share of common stock of Astrotech was exchanged for 0.93 shares of the Issuer upon completion of the merger. As a result 1,283,448 shares of the Issuer's Common Stock, par value $.001 per share, the ("Common Stock") was issued to Rockwell Holdings, Inc. ("Rockwell Holdings") and 67,053 shares of Common Stock were issued to S. Kent Rockwell ("Rockwell").

Item 1.  Security and Issuer.

This statement relates to the Common Stock of the Issuer. The Issuer's principal executive offices are located at 2727 Allen Parkway, Suite 760, Houston, Texas 77019.

Item 2.  Identity and Background.

I.  (a)` Name:  S. Kent Rockwell

    (b) Business Address: 960 Penn Avenue, Suite 910, Pittsburgh, Pennsylvania 15222

    (c) Occupation: Is employed by the Issuer in a non-officer capacity through December 31, 1997, and is expected to continue as a consultant to the Issuer on as-needed basis through December 31, 1998. Mr. Rockwell also serves as a Director of the Issuer. Mr. Rockwell previously served a Director, Chairman, Chief Executive Officer and Chief Financial Officer of Astrotech. Mr. Rockwell is also Chairman of the Board of Rockwell Holdings, Inc. and is its sole shareholder.

    (d)  Convictions in the last 5 years:  None

    (e)  Securities law violations in the last 5 years:  None

    (f)  Citizenship:  U.S. Citizen

II. (a) Name: Rockwell Holdings, Inc., a Delaware corporation whose principal business is venture capital and the purchase an sale of securities

    (b)  Business Address:  960 Penn Avenue, Suite 910, Pittsburgh, Pennsylvania

         15222

    (c)  Occupation: N/A

    (d)  Convictions in the last 5 years:  None
    (e)  Securities law violations in the last 5 years:  None

Item 3.  Source and Amount of Funds or Other Consideration.

This statement relates to the acquisition of shares of Common Stock pursuant to the Merger Agreement consummated on October 28, 1997. Under the Merger Agreement, Astrotech was merged with and into ITEQ, the separate existence of Astrotech ceased and ITEQ continued as the surviving corporation. Prior to the effective date of the merger, Rockwell

Holdings and Mr. Rockwell held 1,390,052 and 72,100 shares, respectively, of Astrotech common stock. Under the terms of the Merger Agreement, each share of Astrotech common stock, par value $.01 per share, was exchanged for 0.93 of a share of ITEQ Common Stock. Rockwell Holdings and Mr. Rockwell have currently pledged all of its Common Stock in a margin account with Rauscher Pierce Refsnes, Inc., First City Tower, 1001 Fannin, Suite 700, Houston, Texas 77002.

Item 4.  Purpose of Transaction.

The acquisition of the Common Stock pursuant to the Merger Agreement has been made as an investment. Either Rockwell Holdings or Mr. Rockwell may purchase additional shares of Common Stock from time to time and may dispose of any and all shares which they or he holds.

Neither Rockwell Holdings nor Mr. Rockwell has any present plan or proposal which relate to or would result in any of the matters described in paragraphs
(a) through (j), inclusive, of Item 4 of Schedule 13D. Each of Rockwell Holdings and Mr. Rockwell reserve the right, however, to adopt such plan or proposal in the future. The Merger Agreement further provides that promptly following the effective date of the merger, ITEQ will file with the Securities and Exchange Commission on Form S-3, a shelf registration statement covering the resale by former stockholders of Astrotech, who as of the effective date of the merger constitute "Affiliates" within the meaning of Rule 145 promulgated under the Securities Act of 1933, as amended, of all ITEQ Common Stock issued to them in the merger. Each of Rockwell Holdings and Mr. Rockwell constitute Affiliates within the meaning of Rule of 145. Under the Merger Agreement, ITEQ is to maintain the S-3 registration statement in effect for the maximum period allowed under regulations promulgated by the Securities and Exchange Commission, but at least through December 31, 2002. These registration rights granted under the Merger Agreement are non-transferable except in limited circumstances.

Item 5.  Interest in Securities of the Issuer.

(i) As of October 28, 1997, Mr. Rockwell by virtue of exchanging his Astrotech common stock pursuant to the Merger Agreement, individually owned 67,053 shares of common stock or less than 1% of the 26,618,144 shares of common stock outstanding (as reported on the Issuer's Form S-4 filed with the Securities and Exchange Commission on September 16,
         1997) as to which he holds both the power to vote and the power of disposition.

(ii) As of October 28, 1997, Rockwell Holdings, by virtue of exchanging its Astrotech common stock pursuant to Merger Agreement, owned beneficially 1,283,448 shares of Common Stock, or approximately 4.8% of the 26,618,144 shares of Common Stock outstanding (as reported on the Issuer's Form S-4 filed with the Securities and Exchange Commission on September 16, 1997). Rockwell Holdings holds the power to vote and the power to direct the disposition of the shares of Common Stock which it owns.

By virtue of his position and as Chief Executive Officer, sole Director and sole stockholder of Rockwell Holdings, as of October 28, 1997, Mr. Rockwell indirectly owned beneficially the shares of Common Stock which are owned by Rockwell Holdings, thus resulting in his having owned beneficially, as of such date, 1,350,501 shares of Common Stock or approximately 5.07% of the 26,618,144 shares of Common Stock outstanding. Mr. Rockwell holds the power to direct the disposition of the shares of Common Stock.

Except for the acquisition of the Common Stock pursuant to the Merger Agreement, neither Rockwell Holdings nor Mr. Rockwell has effected any transaction in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Rockwell has entered into an arrangement with ITEQ to continue his employment from the effective date of the merger (October 28, 1997) through December 31, 1997, at his current base salary and benefits. Thereafter, Mr. Rockwell will serve as a consultant for the one-year period on an "as-needed" basis at the rate of $2,000 per day. Beginning on October 28, 1997, Mr. Rockwell has agreed to serve as one of the nine directors of ITEQ. In addition, Mr. Rockwell has entered into a two-year Non-competition Agreement, which will commence on the date his employment is terminated, currently anticipated to be January 1, 1998, and for which he will be paid a total of $450,000.

The Merger Agreement further provides that promptly following the effective date of the merger, ITEQ will file with the Securities and Exchange Commission on Form S-3, a shelf registration statement covering the resale by former stockholders of Astrotech, who as of the effective date of the merger constitute "Affiliates" within the meaning of Rule 145 promulgated under the Securities Act of 1933, as amended, of all ITEQ Common Stock issued to them in the merger.
Each of Rockwell Holdings and Mr. Rockwell constitute Affiliates within the meaning of Rule of 145. Under the Merger Agreement, ITEQ is to maintain the S-3 registration statement in effect for the maximum period allowed under regulations promulgated by the Securities and Exchange Commission, but at least through December 31, 2002. These registration rights granted under the Merger Agreement are non-transferable except in limited circumstances.

Mr. Rockwell has agreed that he will not sell, transfer or otherwise dispose of any ITEQ Common Stock until after such time as ITEQ shall have publicly released a report in the form of a quarterly earnings report, registration statement filed with the Securities and Exchange Commission, a report filed with the Securities and Exchange Commission on Form 10-K, 10-Q or 8-K or any other public filing, statement or announcement which includes the combined financial results (including combined sales and net income) of ITEQ and Astrotech for a period of at least 30 days of combined operations of ITEQ and Astrotech following consummation of the merger. Upon execution of the Merger Agreement Mr. Rockwell indicated to ITEQ that he had no current plan or intention to sell, exchange or otherwise dispose of more than 50% of the ITEQ Common Stock beneficially owned by him as a result of the merger. The purpose of these restrictions is to preserve the accounting treatment of the merger as a pooling-of-interests. See the "Affiliate" letter attached to this report as Exhibit B.

Item 7. Material to be Filed as Exhibits.

Filed herewith as Exhibit A is the Plan and Agreement of Merger, dated as of June 30, 1997, by and between ITEQ, Inc., a Delaware corporation and Astrotech International Corporation, a Delaware corporation.

Filed herewith as Exhibit B is the Affiliate letter dated July 23, 1997 by and between S. Kent Rockwell and ITEQ, Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.

 Dated:  November 12, 1997              /s/ S. KENT ROCKWELL
                                        --------------------------------------
                                        S. Kent Rockwell

EXHIBIT            DESCRIPTION
-------            -----------

  A Plan and Agreement of Merger dated as June 30, 1997 by and between ITEQ, Inc. and Astrotech International Corporation (incorporated by reference to ITEQ, Inc.'s Registration Statement on Form S-4, filed on September 18, 1997 and filed as
              Exhibit 2.1 thereto).

  B "Affiliate" letter by and between ITEQ, Inc. and S. Kent Rockwell dated July 23, 1997.

                                                                       Exhibit B


                                 July 23, 1997

ITEQ, Inc.
2727 Allen Parkway
Suite 760
Houston, Texas 77019


Gentlemen:

         The undersigned acknowledges that the undersigned may be deemed to be an "affiliate" of Astrotech International Corporation, a Delaware corporation ("AIX"), as the term "affiliate" is used in and for purposes of Accounting Series Releases 130 and 135, as amended, and Staff Accounting Bulletins 65 and 76 of the Securities and Exchange Commission (the "Commission") and paragraphs
(c) and (d) of Rule 145 ("Rule 145") promulgated by the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to the terms of the Plan and Agreement of Merger dated as of June 30, 1977 (the "Agreement"), between AIX and ITEQ, Inc., a Delaware corporation ("ITEQ"), AIX will be merged into ITEQ (the "Merger"), all of the outstanding shares of capital stock of AIX will be converted into shares of Common Stock, par value $.001 per share, of ITEQ ("ITEQ Common Shares"), and all unexpired and unexercised options to purchase capital stock of AIX ("AIX Options") will become options to purchase ITEQ Common Shares ("AIX Options"). In, or as a result of, the Merger, the undersigned will (i) receive ITEQ Common Shares in exchange for all of the shares of capital stock of AIX ("AIX Stock") owned by the undersigned immediately prior to the time of the effectiveness of the Merger (the "Effective Date"), and/or (ii) receive ITEQ Options.

         The undersigned hereby acknowledges and agrees with ITEQ that, within 30 days prior to the Effective Date, the undersigned will not sell, transfer or otherwise dispose of, or direct or cause the sale, transfer or other disposition of, any shares of AIX Stock or ITEQ Common Shares or AIX Options beneficially owned by the undersigned, whether owned on the date hereof or hereafter acquired. The undersigned further acknowledges and agrees with ITEQ that the undersigned will not sell, transfer or otherwise dispose of, or direct or cause the sale, transfer or other disposition of, any ITEQ Common Shares or ITEQ Options (or shares issuable upon exercise thereof) beneficially owned by the undersigned as a result of the Merger or otherwise until after such time as ITEQ shall have publicly released a report in the form of a quarterly earnings report, registration statement filed with the Commission, a report filed with the Commission on Form 10-K, 10-Q or 8-K or any other public filing, statement or announcement which includes the combined financial results (including combined sales and net income) of ITEQ and AIX for a period of at least 30 days of combined operations of ITEQ and AIX following the Effective Date. For purposes of this paragraph, the exercise of any AIX Option or ITEQ Option shall not be deemed a disposition thereof.

         The undersigned acknowledges that if the undersigned is an affiliate under the Securities Act, the undersigned's ability to sell, assign or transfer ITEQ Common Shares and ITEQ Options beneficially owned by the undersigned as a result of the Merger may be restricted unless such transaction is registered under the Securities Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained advice of counsel as to the nature and condition of such exemptions, including information with

ITEQ, Inc.
July 23, 1997
Page 2

respect to the applicability to the sale, assignment or transfer of such securities of Rule 144 and 145(d) promulgated under the Securities Act.

     The undersigned further acknowledges and agrees with ITEQ that the undersigned will not offer to sell, sell, transfer or otherwise dispose of any of the ITEQ Common Shares or ITEQ Options (or shares issuable upon exercise thereof) beneficially owned by the undersigned as a result of the Merger except
(a) in compliance with the applicable provisions of Rule 145 or (b) pursuant to a registration statement under the Securities Act or (c) in a transaction which, in the opinion of independent counsel reasonably satisfactory to ITEQ or as described in a "no-action" or interpretive letter from the Staff of the Commission, is not required to be registered under the Securities Act; provided, however, that, for so long as the undersigned holds any ITEQ Common Shares as to which the undersigned is subject to the limitations of Rule 145, ITEQ will use its reasonable commercial efforts to file all reports required to be filed by it pursuant to the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, as the same shall be in effect at the time, so as to satisfy the requirements of paragraph (c) of the Rule 144 under the Securities Act that there be available current public information with respect to ITEQ, and to that extent to make available to the undersigned the exemption afforded by Rule 145 with respect to the sale, transfer or other disposition of the ITEQ Common Shares.

     The undersigned also represents and warrants that he has no current plan or intention to sell, exchange or otherwise dispose of more than 50% of the ITEQ Common Shares beneficially owned by the undersigned as a result of the Merger.

     In the event of a sale or other disposition by the undersigned of ITEQ Common Shares or ITEQ Options pursuant to Rule 145, the undersigned will supply ITEQ with evidence of compliance with such Rule. The undersigned understands that ITEQ may instruct its transfer agent to withhold the transfer of any ITEQ Common Shares of ITEQ Options disposed of by the undersigned, but that upon receipt of such evidence of compliance the transfer agent shall effectuate the transfer of ITEQ Common Shares or ITEQ Options sold as indicated in the letter.

     The undersigned acknowledges and agrees that appropriate legends will be placed on certificates representing ITEQ Common Shares received by the undersigned in the Merger or held by a transferee thereof or upon exercise of an ITEQ Option, which legends will be removed by delivery of substitute certificates upon receipt of an opinion in form and substance reasonably satisfactory to ITEQ from independent counsel reasonably satisfactory to ITEQ to the effect that such legends are no longer required for purposes of the Securities Act. Notwithstanding the foregoing, any such legends will be removed by delivery of substitute certificates upon written request of the undersigned if at the time of making such request the undersigned would otherwise be permitted to dispose of the ITEQ Common Shares represented by such certificates pursuant to Rule 145(d)(2).

     The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer

ITEQ, INC.
July 23, 1997
Page 3


or other disposition of ITEQ Common Shares, AIX Stock, AIX Options and ITEQ Options and (ii) the receipt by ITEQ of this letter agreement is an inducement and a condition of ITEQ's obligations to consummate the Merger. This letter agreement shall expire and be of no force or effect upon termination of the Agreement prior to the Effective Date.

                                      Very truly yours,



                                      /s/S. KENT ROCKWELL
                                      -------------------
                                         S. Kent Rockwell


Accepted and agreed this
23 day of July, 1997

ITEQ, INC.


By:  /s/LAWRANCE W. McAFEE
     ---------------------
        Lawrance W. McAfee,
        Executive Vice President
        and Chief Financial Officer